Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, June 28, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 20 to June 27, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20/06/2022	688,318	50.0867	34,475,595.57	XPAR
20/06/2022	162,215	50.0659	8,121,442.79	CEUX
20/06/2022	46,805	50.0692	2,343,488.46	TQEX
20/06/2022	60,912	50.0556	3,048,987.74	AQEU
21/06/2022	615,569	50.5911	31,142,315.48	XPAR
21/06/2022	195,817	50.5978	9,907,911.07	CEUX
21/06/2022	45,497	50.5958	2,301,959.07	TQEX
21/06/2022	72,017	50.6037	3,644,324.70	AQEU
22/06/2022	693,434	48.9707	33,957,979.49	XPAR
22/06/2022	212,535	48.9740	10,408,680.98	CEUX
22/06/2022	44,524	48.9768	2,180,643.62	TQEX
22/06/2022	70,494	48.9773	3,452,605.94	AQEU
23/06/2022	573,424	48.8263	27,998,166.77	XPAR
23/06/2022	196,359	48.8616	9,594,418.63	CEUX
23/06/2022	43,480	48.9661	2,129,045.95	TQEX
23/06/2022	66,694	48.9502	3,264,687.25	AQEU
24/06/2022	595,559	48.5755	28,929,583.78	XPAR
24/06/2022	195,004	48.5149	9,460,604.14	CEUX
24/06/2022	43,925	48.4915	2,129,988.11	TQEX
24/06/2022	69,512	48.5105	3,372,059.06	AQEU
27/06/2022	392,566	50.0347	19,641,923.31	XPAR
27/06/2022	185,358	50.0024	9,268,354.02	CEUX
27/06/2022	39,373	50.0080	1,968,964.51	TQEX
27/06/2022	62,431	49.9857	3,120,654.95	AQEU
Total	5,371,822	49.4924	265,864,385.36

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com